UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)

STAAR Surgical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,028,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,028,638

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
[_]
17.4%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

6,028,638

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

6,028,638

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,054,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	852312305

Item 1.	Security and Issuer.

STAAR Surgical Company, Common Stock, par value $0.01 per share (the “Shares”) STAAR Surgical Company 1911 Walker Avenue Monrovia, California 91016

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 15, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 15, 2009.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

The Reporting Persons continue to closely monitor the substantial and ongoing improvement in the Issuer's business results that has followed its implementation of the governance reforms that the Reporting Persons requested in their letter of April 8, 2005.  In the opinion of the Reporting Persons, the Issuer has made substantial progress improving its business operations globally.  In particular, the Reporting Persons believe that the Issuer has significantly improved the rate at which it has achieved regulatory approvals of new products in various countries, most notably in the U.S.  The Reporting Persons believe that the Issuer’s international business is performing well, with particularly noteworthy improvement at STAAR Japan, Inc., the wholly-owned subsidiary that was formed when the Issuer successfully acquired its Japanese joint venture.  The Reporting Persons believe that the Issuer’s U.S. business results have improved following changes in strategy and management; however, there is room for continued improvement in the U.S.  The Reporting Persons continue to support the Issuer’s current management team, its current sales and marketing strategy, and its ongoing efforts to adopt an appropriate cost structure for its operations.  The Reporting Persons intend to continue to closely monitor results in these areas, and may seek additional changes if significant progress does not continue over time. Because the Issuer's revenue growth and substantial margin improvement have not yet been reflected in its stock price, the Reporting Persons also continue to oppose any proposed acquisition of the Issuer at a price that does not represent a very large premium to its current market value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 6,028,638 Shares, constituting 17.4% of the Shares of the Issuer, based upon the 34,746,948 Shares deemed outstanding as of May 1, 2009.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 6,028,638 Shares, constituting 17.4% of the Shares of the Issuer, based upon the 34,746,948 Shares deemed outstanding as of June 17, 2009.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 6,054,538 Shares, constituting 17.4% of the Shares of the Issuer, based upon the 34,746,948 Shares deemed outstanding as of June 17, 2009.

Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 6,028,638 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 6,028,638 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recently filed Schedule 13D are set forth in Exhibit B .  All such Shares were purchased from the issuer pursuant to a registered offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON APRIL 15, 2009.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Schedule of Transactions in the Shares of the Issuer.

Exhibit C: Temporary Waiver Agreement, dated April 2, 2009, by and between the Partnership and the Issuer (filed with the Commission on Form 10-K by the Issuer on April 2, 2009 (incorporated by reference))

Exhibit D: Amended and Restated Senior Secured Promissory Note between the Issuer and the Partnership, dated April 13, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit E: Security Agreement by and between the Issuer and the Partnership, dated April 13, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER *

June 24, 2009

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STAAR Surgical Company.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of June, 2009.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share
6/16/09	1,159,362	$1.88

SK 22056 0001 1005813